Free Writing Prospectus Filed Pursuant to Rule 433
Registration No. 333-268746, November 13, 2025

IAU

iShares Gold Trust

iShares by BlackRock

Fact Sheet as of September 30, 2025

FUND DESCRIPTION

The iShares Gold Trust seeks to reflect the performance of the price of gold bullion. The fund offers exposure to physical gold conveniently and cost-effectively for potential portfolio diversification and inflation protection.

The iShares Gold Trust is not an investment company registered under the Investment Company Act of 1940, and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

GROWTH OF HYPOTHETICAL $10,000 SINCE INCEPTION


100,000
80,000
60,000
40,000
20,000
10,000
0
Jan-05
Jan-07
Jan-09
Jan-11
Jan-13
Jan-15
Jan-17
Jan-19
Jan-21
Jan-23
Sep-25
Fund
Benchmark

The Growth of $10,000 chart reflects a hypothetical $10,000 investment and assumes reinvestment of dividends and capital gains. Fund expenses, including management fees and other expenses were deducted.

CALENDAR YEAR PERFORMANCE (%)

	2020	2021	2022	2023	2024
NAV	23.83	-3.99	-0.69	13.52	26.28
Market Price	25.03	-4.00	-0.63	12.84	26.85
Benchmark	24.17	-3.75	-0.43	13.80	26.59

ANNUALIZED PERFORMANCE (%)

	1y	3y	5y	10y	Since Inception
NAV	45.10	31.45	14.90	12.85	10.86
Market Price	46.42	32.15	15.13	12.94	10.91
Benchmark	45.45	31.77	15.18	13.13	11.18

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.iShares.com or www.blackrock.com.

Beginning 8/10/20, the market price returns are calculated using the closing price. Prior to 8/10/20, the market price returns were calculated using the midpoint of the bid/ask spread at 4:00 PM ET. The returns shown do not represent the returns you would receive if you traded shares at other times.

On March 20, 2015, the iShares Gold Trust began tracking a new underlying benchmark, the LBMA Gold Price. From December 9, 2010 to March 19, 2015 benchmark performance reflects the London Gold Fix Benchmark. Prior to December 9, 2010, the benchmark was based on the Gold Futures Spot Month Settlement Price as reported by the COMEX division of the CME Group and disseminated through Bloomberg ("spot price").

KEY FACTS

Asset Class: Commodity
Reference Benchmark: LBMA Gold Price
Fund Launch Date: 01/21/2005
Distribution Frequency: None
CUSIP: 464285204
Ounces in Trust: 15,466,658.79
Tonnes in Trust: 481.07
Shares Outstanding: 820,650,000
Exchange: NYSE Arca
Basket Amount: 942.16
Indicative Basket Amount: 942.16
Mid-Point Price: 72.75
Net Assets of Fund (M): $59,153.33

FEES AND EXPENSES BREAKDOWN

Sponsor Fee	0.25%

FUND CHARACTERISTICS

Equity Beta (3y): -0.06
Standard Deviation (3y): 14.17%

GLOSSARY

Equity Beta (3y): Beta is a measure of the tendency of securities to move with the market as a whole. A beta of 1 indicates that the security's price will move with the market. A beta less than 1 indicates the security tends to be less volatile than the market, while a beta greater than 1 indicates the security is more volatile than the market. Calculated vs. S&P 500.

Mid-Point Price: The midpoint between the highest bid and the lowest offer on the listing exchange, as of the time that the Fund's NAV is calculated (usually 4:00 pm eastern time for most funds).

Tonnes in Trust: One metric tonne is equivalent to 1,000 kilograms or 32,150.7465 troy ounces.

Distribution Frequency: How often a distribution is paid by the fund. The most common distribution frequencies are annually, biannually and quarterly.

Basket Amount: The Basket Amount for a given day is calculated by multiplying the NAV by the number of shares in each Basket (40,000).

Standard Deviation (3y): Standard deviation measures how dispersed returns are around the average. A higher standard deviation indicates that returns are spread out over a larger range of values and thus, more volatile.

IMPORTANT INFORMATION:

iShares Gold Trust ("Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal.

Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held by the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. **For a more complete discussion of the risks factors relative to the Trust, carefully read the prospectus.**

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector, including governments, central banks and related institutions, which own a significant portion of the aggregate world gold holdings. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold.

The amount of gold represented by shares of the Trust will decrease over the life of the Trust due to sales of gold necessary to pay the sponsor's fee and Trust expenses. Without increases in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the Trust may occur at a time when the disposition of the Trust's gold will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if gold owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle; the value of your shares may be adversely affected by trust losses that, if the Trust had been actively managed, might have been avoidable.

Although shares of the Trust may be bought or sold on the secondary market through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called "Baskets." Only registered brokerdealers that become authorized participants by entering into a contract with the sponsor and the trustee of the Trust may purchase or redeem Baskets.

The sponsor of the trust is iShares Delaware Trust Sponsor LLC (the "Sponsor"). BlackRock Investments, LLC ("BRIL"), assists in the promotion of the Trust. The sponsor and BRIL are affiliates of BlackRock, Inc.

All references to LBMA Gold Price are used with the permission of ICE Benchmark Administration Limited and have been provided for informational purposes only. ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced.

Index returns are for illustrative purposes only. Index performance returns do not reflect any management fees or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results.

BlackRock provides compensation in connection with obtaining or using third-party ratings and rankings.